UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 4, 2010

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**1-5532-99**	**93-0256820**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

In Portland General Electric Company's (PGE or the Company) 2011 General Rate Case (docket number UE-215), which was filed with the Public Utility Commission of Oregon (OPUC) in February 2010, the Company proposed, among other things, a capital structure of 50% debt and 50% equity, with a return on equity of 10.5%. In testimony provided to the Company on June 4, 2010, the staff of the OPUC (Staff) has proposed a capital structure of 50% debt and 50% equity, with a return on equity of 9.2%, while certain intervenors to the 2011 General Rate Case have proposed a capital structure of 52.2% debt and 47.8% equity, with a return on equity of 9.7%. The testimony is expected to be made available at www.puc.state.or.us, the OPUC's website, some time in the near future. PGE's next opportunity to respond to Staff and intervenor testimony is on July 19th.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)

Date: June 7, 2010   By: /s/ Maria M. Pope

Maria M. Pope
Senior Vice President, Finance,
Chief Financial Officer and Treasurer